UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549


13031664

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO NESBITT BURNS SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRST CANADIAN PLACE
(No. and Street)

TORONTO (City) ONTARIO, CANADA (State) M5X 1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HINMAN 416-359-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600 (Address) TORONTO (City) ONTARIO, CANADA (State) M5H 2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 20 2013 REGISTRATIONS BRANCH 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT ALLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD., as of OCTOBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting

The Board of Directors of
BMO Nesbitt Burns Securities Ltd.:

We have audited the accompanying financial statements of BMO Nesbitt Burns Securities Ltd., which comprise the statement of financial condition as of October 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMO Nesbitt Burns Securities Ltd. as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3 have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 12, 2013
Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.
(A WHOLLY-OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2013

Assets

Cash and cash equivalents (note 5)	$ 2,131,497
Segregated cash for regulation purposes (notes 6 and 10)	1,980,085
Deposit	10,273
Receivable from carrying broker (note 7)	302,434
Due from parent (note 9)	1,993,275
Income taxes receivable	292,872
Deferred income taxes	557
Total assets	$ 6,710,993

Liabilities and Stockholder's Equity

Liabilities:	
Income taxes payable	$ 242,062
Other liabilities	2,975
Stockholder's equity:	
Capital stock (note 8)	1,000,000
Additional paid-in capital	1,000,000
Retained earnings	4,465,956
	6,465,956
Total liabilities and stockholder's equity	$ 6,710,993

The accompanying notes to financial statements are an integral part of these statements.

On behalf of the Board:

____________ Director

____________ Director

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through J.P. Morgan Clearing Corp., the Carrying Broker. Accordingly, the Company does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Commissions:

Commission income is recorded when earned on a trade date basis.

---

2. Significant accounting policies (continued):

(c) Cash and cash equivalents:

The Company considers deposits in banks, term deposits, and U.S. Treasury Bills with original maturities of three months or less as cash and cash equivalents.

(d) Securities transactions:

Securities transactions are recorded on a settlement date basis. Related commission revenue and expenses are recorded on a trade date basis.

(e) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry-forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(f) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are converted into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are converted into U.S. dollars at the average exchange rate prevailing for the year.

---

2. Significant accounting policies (continued):

(g) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the year. Actual results could differ from those estimates.

(h) Fair values of financial assets and liabilities:

We record securities at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and, therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the

circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(i) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3. Concentration of credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performing counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

4. Fair values of financial instruments:

The fair values of financial assets and financial liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

5. Cash and cash equivalents:

At October 31, 2013, cash and cash equivalents included a U.S. dollar-denominated Treasury Bill with a maturity date of January 16, 2014 in the amount of $2,000,000. The carrying value of the security owned approximates its fair value because of the short-term maturity of the financial instrument. The fair value of the Company's position in U.S. dollar-denominated Treasury Bill is based on observable market inputs.

6. Segregated cash for regulation purposes:

This balance is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

7. Receivable from carrying broker:

In accordance with the Clearing Services Agreement (the "Agreement") with the Carrying Broker, the Company introduces clients to the Carrying Broker, to be dealt with and carried on the books of the Carrying Broker, in accordance with the SEC Rules. Accordingly, the Company does not carry nor hold customers' cash or securities.

The Carrying Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Carrying Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Carrying Broker.

Included in the receivable balance from Carrying Broker are the following items:

Due from carrying broker	195,534
Deposit with carrying broker	106,900
	$ 302,434

(Expressed in U.S. dollars)

8. Capital stock:

Authorized:	
Unlimited Class A preferred shares, issuable in series, non-voting	
Unlimited common shares	
Issued and outstanding:	
100 common shares	$ 1,000,000

9. Related party transactions:

In accordance with an Operating Agreement dated October 31, 1997, the Parent performs certain securities trading activities and record-keeping services as agent for the Company, as well as providing seconded personnel and management and administrative services to the Company. Under this Operating Agreement, service fees are charged based on an estimate of the time spent by employees of the Parent in servicing the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank, which holds all cash balances. During the year, the Company ceased trading activities through the Parent and now clears all transactions through the Carrying Broker.

The following summarizes transactions and balances with related parties during the year, excluding transactions described elsewhere:

Due from Parent:	
Non-trading related	$ 1,993,275
Expenses paid to Parent:	
Employee compensation and benefits	$ 950,608
Trading-related	167,547
Communications	29,937
Service fees	252,800
Other	82,218
	$ 1,483,110

A substantial portion of the Company's expenses is paid to related parties.

(Expressed in U.S. dollars)

10. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at October 31, 2013, the Company had net capital of $4,168,979 which is $3,918,979 in excess of the required minimum net capital of $250,000 (Schedule 1).

The Financial Industry Regulatory Authority, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital (Schedule 1).

11. Income taxes:

For Canadian tax purposes, the Company files its federal and provincial tax returns separately.

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 128,260	$ -	$ 128,260
Provincial	97,905	-	97,905
	$ 226,165	$ -	$ 226,165

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

(Expressed in U.S. dollars)

A reconciliation of the differences between the expected income tax expense on income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian combined federal and provincial tax rate	$ 249,413	26.45%
Other	(23,248)	(2.47)%
Income tax expense	$ 226,165	23.98%

12. Subsequent events:

The Company has evaluated the effects of events that have occurred subsequent to year end, October 31, 2013, and through to December 12, 2013 – the date the financial statements were issued. There have been no events that would require recognition or disclosure in the financial statements.